UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Eastern Environmental Services, Inc.
                      ------------------------------------
                                (Name of issuer)

                                  Common Stock
                                  ------------
                         (Title of class of securities)

                                    276369105
                                    ---------
                                 (CUSIP Number)

                               Gregory T. Sangalis
                             Waste Management, Inc.
                             1001 Fannin, Suite 4000
                              Houston, Texas 77002
                            Tel. No.: (713) 512-6200
                  ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 16, 1998
                  ---------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |_|.

 1      NAME OF REPORTING PERSON

        Waste Management, Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             73-1309529
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS   OO
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION                   State of Delaware

--------------------------------------------------------------------------------

  NUMBER OF              7     SOLE VOTING POWER                 655,000
   SHARES                -------------------------------------------------------
BENEFICIALLY             8     SHARED VOTING POWER               3,795,796
  OWNED BY               -------------------------------------------------------
    EACH                 9     SOLE DISPOSITIVE POWER            655,000
  REPORTING              -------------------------------------------------------
   PERSON                10    SHARED DISPOSITIVE POWER
    WITH
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 4,450,796
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            12.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                  CO
--------------------------------------------------------------------------------

 1      NAME OF REPORTING PERSON

        Ocho Acquisition Corporation

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS   OO
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION                   State of Delaware

--------------------------------------------------------------------------------

  NUMBER OF              7     SOLE VOTING POWER
   SHARES                -------------------------------------------------------
BENEFICIALLY             8     SHARED VOTING POWER               3,795,796
  OWNED BY               -------------------------------------------------------
    EACH                 9     SOLE DISPOSITIVE POWER
  REPORTING              -------------------------------------------------------
   PERSON                10    SHARED DISPOSITIVE POWER
    WITH
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 3,795,796
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            10.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                  CO
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

                  This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Eastern Environmental Services, Inc. (the "Issuer"). The Issuer is a Delaware corporation with its principal executive offices located at 1000 Crawford Place, Mt. Laurel, New Jersey 08054.


Item 2.   Identity and Background.

                  The names of the persons filing this statement are Waste Management, Inc., a Delaware corporation ("Waste Management") and Ocho Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Waste Management ("Merger Sub" and together with Waste Management, the "Filing Persons"). The address of the principal business and principal office of Waste Management and Merger Sub is 1001 Fannin, Suite 4000, Houston, Texas 77002.

                  The principal business of Waste Management is to provide waste management services internationally. Merger Sub was incorporated solely for the purpose of merging with and into the Issuer, and has no other business. Set forth in Schedule A and Schedule B is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Waste Management and Merger Sub, respectively, as of the date hereof.

                   During the last five years, neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   During the last five years, neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

                   This Statement relates to (i) a stockholders support agreement (the "Support Agreement") among Waste Management, Merger Sub and each stockholder of the Issuer who is a party to the Support Agreement (collectively, the "Stockholders") and the associated proxy granted to Merger Sub by the Stockholders as described in Item 6 below and (ii) 655,000 shares of Common Stock beneficially owned by Waste Management that were or will be acquired by Waste Management in a number of prior or pending transactions with the Issuer.


Item 4.   Purpose of Transaction.

                   On August 16, 1998, Waste Management, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides that Merger Sub will be merged with and into the Issuer (the "Merger") and each share of Common Stock will be converted into the right to receive, without interest, 0.6406 shares of common stock, par value $.01 per share, of Waste Management ("Waste Management Common Stock"). Waste Management requested the Stockholders to enter into the Support Agreement as an inducement to Waste Management and the Merger Sub to enter into the Merger Agreement. The Support Agreement is intended to provide greater certainty that Waste Management's acquisition of the Issuer will be consummated.

                   If the Merger is consummated in accordance with the terms of the Merger Agreement, (i) the directors and officers of Merger Sub immediately prior to the effective time of the Merger will become the initial directors and officers of the surviving corporation, respectively, (ii) the Certificate of Incorporation of the Issuer shall be amended and restated to read as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the effective time of the Merger, except that Article One, relating to the name of the Issuer, shall remain unchanged and (iii) the By-laws of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the By-laws of the surviving corporation. Additionally, the Common Stock will be deregistered under the Securities Act of 1933 and delisted from The Nasdaq National Market.

                   Other than as described above, the Filing Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Filing Persons reserve the right to develop such plans).

                   Except as set forth above or in Item 5 below, Waste Management has not formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration or
(x) any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer.

                   As a result of the Support Agreement, the Filing Persons may be deemed to each be the beneficial owner of 3,795,796 shares of Common Stock for purposes of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 10.5% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on August 11, 1998).

                   As a result of a number of previous acquisitions and one pending acquisition involving Waste Management and the Issuer in which Waste Management acquired, or will acquire, shares of Common Stock, Waste Management is or will be the beneficial owner of an additional 655,000 shares of Common Stock, representing approximately 1.8% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on August 11, 1998).

                   To the knowledge of the Filing Persons, neither the Filing Persons nor any other person referred to in Schedule A or Schedule B attached hereto beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the holders of the Issuer's outstanding shares of Common Stock and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), the Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation, and each issued and outstanding share of Common Stock, other than shares owned by Waste Management or the Issuer, will be converted into the right to receive, without interest, 0.6406 shares of Waste Management Common Stock.

                   Pursuant to the Support Agreement, each Stockholder has appointed Merger Sub (or any nominee of Merger Sub) as his lawful attorney and proxy in all matters relating to the consummation of the transactions contemplated by the Merger Agreement. Such proxy gives Merger Sub the right to vote each of the 3,795,796 shares (the "Shares") at every annual, special or adjourned meeting of the stockholders of the Issuer (including the right to sign his name (as stockholder) to any consent, certificate or other document relating to the Issuer that may be permitted or required by applicable law), (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any transaction pursuant to a third party acquisition proposal or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which could result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Merger Agreement. Each Stockholder further agrees to cause the number of Shares over which he has voting power to be voted in accordance with the foregoing.

                   The obligations of the Stockholders under the Support Agreement terminate upon the earlier of (i) the effective time of the Merger or
(ii) 180 days after the termination of the Merger Agreement in the case of termination that entitles Waste Management to a termination fee under the Merger Agreement or on the date of termination in the case of termination for any other reason.

                   The descriptions herein of the Merger Agreement and the Support Agreement are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 99.1 and 99.2 respectively, and which are specifically incorporated herein by reference in their entirety.

                  Except as provided in the Merger Agreement and the Support Agreement, to the best knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.        Material to be Filed as Exhibits.

Exhibit        Description

   99.1. Agreement and Plan of Merger, dated as of August 16, 1998, among Waste Management, Inc., Ocho Acquisition Corporation and Eastern Environmental Services, Inc.

   99.2. Support Agreement, dated as of August 16, 1998, among certain stockholders of Eastern Environmental Services, Inc. listed as parties thereto, Waste Management, Inc. and Ocho Acquisition Corporation.

   99.3. Joint Filing Agreement between Waste Management, Inc. and Ocho Acquisition Corporation.

                                    Signature


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 1998             WASTE MANAGEMENT, INC.



                                   By  /s/ Gregory T. Sangalis
                                     -------------------------------------------
                                     Name:  Gregory T. Sangalis
                                     Title: Senior Vice President,
                                            General Counsel and Secretary


                                   OCHO ACQUISITION CORPORATION



                                   By  /s/ Gregory T. Sangalis
                                     -------------------------------------------
                                     Name:  Gregory T. Sangalis
                                     Title: Senior Vice President
                                            and Secretary

                                  EXHIBIT INDEX


Exhibit        Description

 99.1. Agreement and Plan of Merger, dated as of August 16, 1998, among Waste Management, Inc., Ocho Acquisition Corporation and Eastern Environmental Services, Inc.

 99.2. Support Agreement, dated as of August 16, 1998, among certain stockholders of Eastern Environmental Services, Inc. listed as parties thereto, Waste Management, Inc. and Ocho Acquisition Corporation.

 99.3. Joint Filing Agreement between Waste Management, Inc. and Ocho Acquisition Corporation.

                                   Schedule A

                      DIRECTORS OF WASTE MANAGEMENT, INC.

                  The name, present business address and present principal occupation or employment of each director of Waste Management, Inc. are set forth below. Each person listed below is a citizen of the United States of America.

                              Present Principal
Name                          Occuation/Employment                 Present Business Address
----                          --------------------                 ------------------------
H. Jesse Arnelle         Of Counsel at Womble, Carlyle           400 Urbano Drive
                         Sandridge and Rice                      San Fransciso, CA 94127

Dr. Pastora San Juan     Professor at the University of          2440 North Lake View
Cafferty                 Chicago                                 Chicago, IL 60614

Ralph F. Cox             Management Consultant                   RABAR Enterprises
                                                                 4615 Post Oak Place, Suite
                                                                 140
                                                                 Houston, TX 77027

John E. Drury            Chief Executive Officer of Waste        Waste Management, Inc.
                         Management, Inc.                        1001 Fannin, Suite 4000
                                                                 Houston, TX 77002

Richard J.               Chairman, President and Chief           U.S. Filter
Heckmann                 Executive Officer of United States      40-004 Cook Street
                         Filter Corporation                      Palm Desert, CA 92211

Roderick M. Hills        President of Hills Enterprises, Ltd.    Roderick M. Hills
                         and a Partner of Hills & Hills          2440 North Lake View
                                                                 Chicago, IL 60614

Richard D. Kinder        Chairman and Chief Executive            Kinder Morgan Energy
                         Officer of Kinder Morgan Energy         Partners, L.P.
                         Partners, L.P.                          1301 McKinney, Suite 3450
                                                                 Houston, TX 77010

Robert S. Miller         Vice Chairman of Morrison               3003 Butterfield Road
                         Knudsen Corporation                     Oak Brook, IL 60523

Paul M. Montrone         Chief Executive Officer and             Liberty Lane
                         President of Fisher Scientific          Hampton, NH 03842
                         International, Inc.

John C. Pope             Chairman of the Board of                810 South Ridge Road
                         MotivePower Industries, Inc.            Lake Forest, IL 60045

Rodney R. Proto          President and Chief Operating           Waste Management, Inc.
                         Officer of Waste Management, Inc.       1001 Fannin, Suite 4000
                                                                 Houston, TX 77002

Steven G. Rothmeier      Chairman and Chief Executive            332 Minnesota Street
                         Officer of Great Northern Capital       Suite W2900
                                                                 St. Paul, MN 55101

Ralph V. Whitworth       Partner at Batchelder & Partners        Relational Investors LLC
                         and Principal and Managing              4339 Lahoya Village Drive
                         Member of Relational Investors          Suite 220
                         LLC                                     San Diego, CA 92122

Jerome B. York           Vice Chairman of Tracinda               Tracinda Corporation
                         Corporation                             4835 Koual Lane
                                                                 Las Vegas, NV 89109

                    WASTE MANAGEMENT, INC. EXECUTIVE OFFICERS

                  The name and title of each executive officer of Waste Management, Inc. are set forth below. The present business address of each executive officer listed below is 1001 Fannin, Suite 4000, Houston, Texas 77002. Each person listed below is a citizen of the United States of America.

Name:                         Title:
-----                         ------
John E. Drury               Chief Executive Officer

Rodney R. Proto             President & Chief Operating Officer

Earl E. DeFrates            Executive Vice President & Chief Financial Officer

Donald R. Chappel           Senior Vice President, Operations/Administration

Susan J. Piller             Senior Vice President, Employee Relations

William A. Rothrock         Senior Vice President, Business Development

Gregory T. Sangalis         Senior Vice President, General Counsel and Secretary

Robert P. Damico            Senior Vice President, MidWest Area

Miller J. Matthews, Jr.     Senior Vice President, Southern Area

Douglas G. Sobey            Senior Vice President, Western Area

David Sutherland-Yoest      Senior Vice President, Atlantic Area

Charles A. Wilcox           Senior Vice President, Eastern Area

Ronald H. Jones             Vice President and Treasurer

Bruce E. Snyder             Vice President and Chief Accounting Officer

                                   Schedule B

                    DIRECTORS OF OCHO ACQUISITION CORPORATION

                  The name, present business address and present principal occupation or employment of each director of Ocho Acquisition Corporation are set forth below. Each person listed below is a citizen of the United States of America.

                       Present Business               Present Principal
Name                   Address                        Occupation/Employment
----                   -------                        ---------------------
Gregory T. Sangalis    1001 Fannin, Suite 4000        General Counsel,
                       Houston, Texas 77002           Senior Vice President
                                                      and Secretary
                                                      of Waste Management, Inc.


                 OCHO ACQUISITION CORPORATION EXECUTIVE OFFICERS

                  The name and title of each executive officer of Ocho Acquisition Corporation are set forth below. The present business address of each executive officer listed below is 1001 Fannin, Suite 4000, Houston, Texas 77002 and each person listed below is a citizen of the United States of America.


Name and Title         Title
--------------         -----
John E. Drury          President and Chief Executive Officer

Earl E. DeFrates       Executive Vice President and Chief Financial Officer

Gregory T. Sangalis    Senior Vice President and Secretary

Bruce E. Snyder        Vice President, Chief Accounting Officer and
                        Assistant Secretary

Ronald H. Jones        Vice President and Treasurer

Bryan J. Blankfield    Vice President and Assistant Secretary

Jeffrey A. Draper      Vice President and Assistant Treasurer